FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of September, 2003 (Report No. 3)

Commission File Number: 0-29742


                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                     10 Zarhin Street, Ra'anana 4300, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                   Form 20-F X  Form 40-F________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

1. Press Release: A.S. Watson Select Retalix Storeline For 1850 Sites Across Europe Dated September 23, 2003.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     Retalix Limited
                                                     (Registrant)
Date: September 23, 2003                             /s/ Guy Geri
                                                     ------------
                                                     By: Guy Geri, Controller

                                  EXHIBIT INDEX



Exhibit Number                      Description of Exhibit

2.       10.1     Press Release: A.S. Watson Select Retalix Storeline For 1850
         Sites Across Europe. Dated September 23, 2003.

                                  EXHIBIT 10.1

                       [INSERT PRESS RELEASE WITHOUT LOGO]





Contact Information:

CCG Investor Relations                            Retalix Ltd.
15300 Ventura Boulevard, Suite 303                Simon Jones, Sales Director
Sherman Oaks, CA  91403                           Retalix UK
(818) 789-0100                                    44 (0) 20-7721-8515
Crocker Coulson, Partner                          info@Retalixuk.com
crocker.coulson@ccgir.com


A.S. Watson Selects Retalix StoreLine for 1850 Sites Across Europe

       Multi-national health & beauty retailer to install Retalix point-of-sale solution with Microsoft's Windows XP Embedded as next-generation store platform





London, UK, September 23, 2003 - Retalix Ltd., (Nasdaq: RTLX), today announced it has signed an agreement with AS Watson to install Retalix StoreLine POS and Microsoft's Windows XP Embedded in all its store formulas in the UK, Holland, Belgium and Eastern Europe.

A.S. Watson (Health & Beauty Continental Europe), a member of the A.S. Watson Group, operates health & beauty stores and perfumeries with outlets in six European countries. The group's retail brand names include Kruidvat (Holland, Belgium), Trekpleister (Holland), Rossmann (Poland, Czech Republic, Hungary), Superdrug (UK), Savers (UK) and the Perfume chain ICI PARIS XL (Holland, Belgium, Luxembourg).

With approximately 2,300 stores and over 30,000 employees home and abroad, A.S. Watson ranks among the largest store chains in the world in this sector. It is anticipated that the agreement for the European stores will be extended to include A.S. Watson's stores in Hong Kong, China and the Phillippines in due course.

"Retalix StoreLine solution was chosen by A.S. Watson because it offered the best for the international nature of our business, being proven in use in the UK, and throughout Europe, including Belgium and Hungary. The out-of-the-box functionality of StoreLine offers a high level of fit with the operational requirements of the business, reducing time and cost of deployment", said Gert Vos, Director Logistics and IS.

"The robustness and reliability of the Retalix StoreLine solution , being so well proven in UK and European installations, has enabled us to move rapidly towards a low risk pilot, and to be confident that an aggressive rollout during 2004 will be achieved," added Vos.

"We are delighted to able to report on the selection of Retalix Storeline as the new POS platform for AS Watson's formulas in the UK, Holland, Belgium and Eastern Europe," said Barry Shaked, President and CEO of Retalix. "This underlines Retalix's ability to support multi-national retailers with a range of cost effective and functionally rich store solutions. We believe that the health & beauty segment offers another important market for Retalix's enterprise software solutions. "

"In combining Microsoft's Windows XP Embedded, with its retail-hardened reliability, and Retalix's functional point-of-sale solution, we're delivering a robust POS platform to AS Watson to compete in the European health and beauty space," said Michel H. Annink, EMEA group manager, retail industry at Microsoft. "Microsoft is committed to delivering leading technology to customers worldwide to support their business objectives. Through our technology investments, and our work with technology leaders like Retalix, we're focused on creating an environment where we can collectively deliver world-class solutions to retailers."

About A.S. Watson Group
A.S. Watson Group is an international retail and manufacturing company under the Hong Kong-based conglomerate Hutchison Whampoa Limited. It is a rapidly expanding business with a corporate culture that is characterised by a spirit of enterpise, independence, responsibility, daring, result and an informal work atmosphere. A company where growth and development of both business and employee are of paramount importance.
With a history dating back to 1828, the A.S. Watson Group (ASW) has evolved into an international retail and manufacturing business with operations in 16 countries across Asia and Europe. Today, the Group operates over 3,300 retail stores running the gamut from health & beauty chains to its food, electronics, general merchandising and airport retail arms. Also an established player in the beverage industry, ASW provides a full range of beverages from bottled water, fruit juices, soft drinks and tea products to the world's finest wine labels via its international wine wholesaler and distributor. ASW employs over 55,000 staff and is a member of the world renowned Hong Kong-based conglomerate Hutchison Whampoa Limited, which has major interests in ports, telecommunications, property, energy and retail with businesses in 41 countries.

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 20,000 stores and quick service restaurants across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com.


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its Retalix e-Marketplace Application (REMA) technology and services, the potential benefits to food retailers and suppliers, the conversion of sales leads into customers and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2000, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events

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